UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT   **December 17, 2010**

(DATE OF EARLIEST EVENT REPORTED)   **December 16, 2010**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02   Departure of Directors or Certain Officers; Election of Directors;
Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(e) Compensation Awards to Named Executive Officers

Adoption of Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan

On December 16, 2010, the Board of Directors of Boardwalk GP, LLC, which Boardwalk Pipeline Partners, LP (the "Registrant," "Boardwalk" or the "Partnership") refers to as its Board of Directors (the "Board"), approved the Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan (the "Plan" or the "Long-Term Incentive Plan"). The Plan provides for grants of awards of Unit Appreciation Rights ("UARs") and Cash Bonuses to selected employees of the Registrant and its Affiliates, including its Named Executive Officers (as described in Item 11 of the Registrant's Annual Report on Form 10-K).

Under the terms of the Plan, after the expiration of a Restricted Period, each awarded UAR would become vested and provide for payment in cash to the holder in an amount equal to the lesser of (a) the excess (if any) of (i) the Fair Market Value of a common unit on such date over (ii) the Exercise Price for such UAR, or (b) the applicable UAR Cap. To the extent an awarded UAR contains a DER Adjustment, the Exercise Price of a UAR will be reduced by the amount of cash distributions made by the Registrant with respect to a common unit during the Restricted Period. Each awarded Cash Bonus would become vested and payable to the holder in an amount of cash equal to the Stated Amount after the expiration of a Restricted Period.

Upon Termination of Employment during the Restricted Period, any outstanding and unvested awards of UARs or Cash Bonuses would be cancelled unpaid, except in limited circumstances described in the Plan. The foregoing summary of the Plan is qualified in its entirety by the terms and conditions of the Plan, which is filed as Exhibit 10.1 to this Form 8-K and is incorporated herein by reference.

Compensation Awards to Named Executive Officers for 2010

On December 16, 2010, the Board granted the following awards to its Named Executive Officers under its Long-Term Incentive Plan:

Name	Position	Cash Bonuses ($) (1)	Unit Appreciation Rights (no. of awards) (2)
Rolf A. Gafvert	President and Chief Executive Officer	270,000	59,886
Jamie L. Buskill	Senior Vice President, Chief Financial Officer and Treasurer	150,000	33,270
Brian A. Cody	Senior Vice President, Chief Operating Officer	150,000	33,270
Michael E. McMahon	Senior Vice President, General Counsel and Secretary	97,500	21,625

(1) Cash Bonus awards granted under the Long-Term Incentive Plan will vest and become payable after the expiration of a three-year Restricted Period.

(2) Each UAR granted under the Long-Term Incentive Plan will vest and become payable after the expiration of a three-year Restricted Period and includes a DER Adjustment, which will reduce the exercise price associated with each UAR by the amount of cash distributions made per common unit during the Restricted Period. The Exercise Price for each UAR was set at $30.36, the closing price of the Registrant's common units on the New York Stock Exchange on the day immediately preceding the grant date, and a UAR Cap of $15.76 was established for each UAR award granted.

2011 Performance Goals

In connection with its Short-Term Incentive Plan (the "STIP"), the Board approved the following Partnership Performance Goals for 2011:

	Goals
Operational	Operate without a significant safety incident and provide reliable firm transportation and storage services.
Financial	Deliver strong financial performance as measured by key financial metrics including distributable cash, EBITDA and return on investment.
Capital Projects	Successfully close on expansion and/or acquisition opportunities meeting an acceptable risk return profile.
Asset Utilization	Utilize Boardwalk's assets to improve operating efficiencies.
Contracts	Successfully capture power generation load as power providers convert legacy facilities.
Growth	Pursue opportunities to increase system utilization by expanding system and service optionality in order to capture market share where assets are being underutilized.

For the Named Executive Officers, 50% of any award for 2011 would be determined based on the performance of the Registrant in relation to the Partnership Performance Goals and 50% would be determined based on individual performance. At the end of the year, the Board will determine the amount of any awards based on performance in each of these areas, with the payment of any incentive awards made no later than March 15 of the following year.

Item 8.01   Other Events

The Board has begun a review of succession planning with respect to the Registrant's senior executive officers. In this connection, Rolf Gafvert, the Registrant's President and Chief Executive Officer, has indicated to the Board his intention to retire within the next two years, although Mr. Gafvert has not set any firm date for his retirement.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

10.1   Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan

10.2   Form of Grant of UARs and Cash Bonus under the Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By: */s/ Jamie L. Buskill*
Jamie L. Buskill
Chief Financial Officer

Dated: December 17, 2010

EXHIBIT 10.1

BOARDWALK PIPELINE PARTNERS
UNIT APPRECIATION RIGHTS AND CASH BONUS PLAN

SECTION 1.   Purpose of the Plan.

The Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan (the "Plan") has been adopted by Boardwalk Pipeline Partners, L.P., a Delaware limited partnership (the "Partnership"). The Plan is intended to promote the interests of the Partnership by providing to Employees incentive compensation awards based on Units and separate Cash Bonus awards to encourage superior performance. The Plan is also contemplated to enhance the ability of the Partnership and its Affiliates to attract and retain the services of individuals who are essential for the growth and profitability of the Partnership and to encourage them to devote their best efforts to advancing the business of the Partnership.

SECTION 2.   Definitions.

As used in the Plan, the following terms shall have the meanings set forth below:

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Award" means a Unit Appreciation Right or Cash Bonus granted under the Plan.

"Award Agreement" means the written or electronic agreement by which an Award shall be evidenced.

"Board" means the Board of Directors of the General Partner or, if applicable, the general partner of the General Partner, or such other Person or Persons designated to perform the equivalent function for the Partnership in accordance with applicable law.

"Cash Bonus" means the amount of a contingent bonus of a stated dollar amount awarded to a Participant hereunder, which on vesting shall be payable in cash.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Compensation Committee of the Board or such other committee as may be appointed by the Board to administer the Plan or, if none, the Board.

"DER Adjustment" means the reduction in the Exercise Price of the UAR by the amount of cash distributions made by the Partnership with respect to a Unit during the Restricted Period applicable to such UAR.

"Employee" means an employee of the Partnership or an Affiliate thereof.

EXHIBIT 10.1

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exercise Price" means, with respect to a UAR, the per Unit price set by the Committee for the Award on the grant date. Such "initial" Exercise Price shall be subject to adjustment pursuant to Section 4(a) and, if the UAR includes a DER Adjustment, the Exercise Price shall be reduced at the time, and by the amount, of each cash distribution made with respect to a Unit during the Restricted Period with respect to such UAR.

"Fair Market Value" means the average of the closing sales price of a Unit for the last 30 trading days immediately preceding the applicable Payment Date on the principal national securities exchange or other market in which trading in Units occurs, as reported in *The Wall Street Journal* (or other reporting service approved by the Committee). If Units are not traded on a national securities exchange or other market for the time a determination of Fair Market Value is required to be made hereunder, the determination of Fair Market Value shall be made in good faith by the Committee.

"General Partner" means the general partner of the Partnership and, as applicable, the general partner of the general partner of the Partnership, and any successor General Partner.

"Participant" means an Employee granted an Award under the Plan.

"Partnership Agreement" means the Agreement of Limited Partnership of the Partnership, as it may be amended or amended and restated from time to time.

"Payment Date" means the earlier of the Scheduled Payment Date or, if applicable, Early Payment Date, defined and specified in the Award Agreement on which the Award becomes payable.

"Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, governmental agency or political subdivision thereof or other entity.

"Restricted Period" means the period(s) beginning with the grant date of an Award and ending with the Payment Date(s) (as applicable) of the Award, as established by the Committee with respect to such Award. An Award shall not be payable during the Restricted Period(s) applicable to such Award, except as provided in Section 7(c).

"Rule 16b-3" means Rule 16b-3 promulgated by the SEC under the Exchange Act or any successor rule or regulation thereto as in effect from time to time.

"SEC" means the Securities and Exchange Commission, or any successor thereto.

"Termination of Employment" means an event that constitutes a "separation from service" within the meaning of such term as set forth in Treasury Regulation § 1.409A-1(h).

"UAR Cap" means the dollar "cap" amount per UAR as provided in an Award Agreement.

EXHIBIT 10.1

"Unit" means a Common Unit of the Partnership.

"Unit Appreciation Right" or "UAR" means an Award that, upon the Payment Date, entitles the holder to receive an amount in cash equal to the lesser of (a) the excess (if any) of (i) the Fair Market Value of a Unit on such Payment Date over (ii) the Exercise Price for such UAR, or (b) the UAR Cap applicable to such UAR.

SECTION 3.   Administration.

The Plan shall be administered by the Committee. A majority of the Committee shall constitute a quorum, and the acts of the members of the Committee who are present at any meeting thereof at which a quorum is present, or acts unanimously approved by the members of the Committee in writing, shall be the acts of the Committee. Subject to the terms of the Plan and applicable law, and in addition to other express powers and authorizations conferred on the Committee by the Plan, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the number of UARs to be granted by an Award; (iii) determine the terms and conditions of any Award; (iv) determine when, to what extent, and under what circumstances Awards may be settled, deemed exercised, canceled, or forfeited; (v) interpret and administer the Plan and any instrument or agreement relating to an Award made under the Plan; (vi) establish, amend, suspend, or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and (vii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or an Award Agreement in such manner and to such extent as the Committee deems necessary or appropriate. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its administrative responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive, and binding upon all Persons, including the Partnership, any Affiliate, any Participant, and any beneficiary of any Award.

SECTION 4.   Awards.

(a)   UAR Adjustments. In the event of any distribution (whether in the form of Units, other securities or property other than cash), recapitalization, split, reverse split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Units or other securities of the Partnership, issuance of warrants or other rights to purchase Units or other securities of the Partnership, or other similar transaction or event, the Committee shall, in such manner as it may deem equitable, adjust the number of UARs, the Exercise Price, and the UAR Cap subject to Awards that have been granted.

(b)   No Units Deliverable. No Units may be delivered with respect to any Award granted under the Plan. Awards granted under the Plan may be paid in cash only.

EXHIBIT 10.1

SECTION 5. Eligibility.

Any Employee who performs services, directly or indirectly, for the benefit of the Partnership shall be eligible to be designated a Participant and receive an Award under the Plan.

SECTION 6. Award Terms.

(a) UAR Terms. The Committee shall have the authority to determine the Employees to whom Unit Appreciation Rights shall be granted, the number of Unit Appreciation Rights to be covered by each grant, the Exercise Price and the UAR Cap, whether the grant includes a DER Adjustment and the conditions and limitations applicable to the vesting and payment of the Unit Appreciation Right, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) Exercise Price. The initial Exercise Price per Unit Appreciation Right shall be determined by the Committee at the time the Unit Appreciation Right is granted.

(ii) DER Adjustments. To the extent provided in the Award Agreement by the Committee, in its discretion, a grant of UARs may include a DER Adjustment with respect to the Exercise Price of the Award.

(iii) UAR Cap. The Committee shall provide in the Award Agreement the dollar amount of the UAR Cap applicable to such Award, which shall be such amount as determined by the Committee in its discretion.

(iv) Vesting/Payment Dates. The Committee shall determine, and set forth in the Award Agreement, the date or dates on which a Unit Appreciation Right shall be vested and/or payable, as the case may be, in whole or in part.

(v) Forfeitures. Except as otherwise provided in the terms of the Award Agreement, upon a Participant's Termination of Employment for any reason during the applicable Restricted Period, all outstanding Unit Appreciation Rights awarded the Participant automatically shall be forfeited on such termination. The Committee may, in its discretion, waive such forfeiture in whole or in part with respect to a Participant's Unit Appreciation Rights upon a Termination of Employment.

(b) Cash Bonus Terms. The Committee shall have the authority to determine the Employees to whom Cash Bonus awards shall be granted, the amount of the Cash Bonus, and the conditions and limitations applicable to the vesting and payment of the Cash Bonus award, including the following terms and conditions and such additional terms and conditions, as the Committee shall determine, that are not inconsistent with the provisions of the Plan.

(i) Vesting/Payment Dates. The Committee shall determine, and set forth in the Award Agreement, the date or dates on which a Cash Bonus shall become vested and/or payable, as the case may be, in whole or in part.

EXHIBIT 10.1

(ii)   Forfeitures.   Except as otherwise provided in the terms of the Award Agreement, upon a Participant's Termination of Employment for any reason during the applicable Restricted Period, all outstanding Cash Bonus amounts awarded the Participant automatically shall be forfeited on such termination. The Committee may, in its discretion, waive such forfeiture in whole or in part with respect to a Participant's Cash Bonus upon a Termination of Employment.

(c)   General.

(i)   Awards May Be Granted Separately or Together.   Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award granted under the Plan or any award granted under any other plan of the Partnership or any Affiliate.

(ii)   Limits on Transfer of Awards.

(A)   Each Award shall be payable only to the Participant, or to the person to whom the Participant's rights have passed by will or the laws of descent and distribution.

(B)   No Award and no right under any such Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (or beneficiary thereof) and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Partnership or any Affiliate.

SECTION 7.   Amendment and Termination.

Except to the extent prohibited by applicable law:

(a)   Amendments to/Termination of the Plan.   The Board or the Committee may amend, alter, suspend, discontinue, or terminate the Plan in any manner without the consent of any partner, Participant, other holder or beneficiary of an Award, or any other Person.

(b)   Amendments to Awards.   The Committee may waive any conditions or rights under, amend any terms of, or alter any Award theretofore granted, provided no change, other than pursuant to Section 7(c), in any Award shall materially reduce the benefit to a Participant without the consent of such Participant.

(c)   Actions Upon the Occurrence of Certain Events.   Upon the occurrence of any event described in Section 4(a) of the Plan, any change of control event, any change in applicable law or regulation affecting the Plan or Awards thereunder, or any change in accounting principles affecting the financial statements of the Partnership, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, may take any one or more of the following actions in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or an outstanding Award (provided such action taken does not cause the

EXHIBIT 10.1

Award to be subject to the additional tax provided by Section 409A(a)(1)(B) of the Code):

(A)   provide for the replacement of such Award with other rights or property selected by the Committee in its sole discretion;

(B)   provide that such Award be assumed by the successor or survivor entity, or a parent or subsidiary thereof, or be exchanged for similar appreciation rights or awards covering the equity of the successor or survivor, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of equity interests and prices;

(C)   make adjustments in the number and type of Units (or other securities or property) subject to outstanding UARs, and in the number and kind of outstanding UARs or in the terms and conditions of (including the exercise price), and the vesting/performance criteria included in, outstanding UARs, or both;

(D)   provide that such Award shall be vested and paid on such date, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(E)   provide that the Award cannot become vested or payable after such event, *i.e.*, the Award shall terminate upon such event.

SECTION 8.   General Provisions.

(a)   No Rights to Award. No Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards need not be the same with respect to each recipient.

(b)   Tax Withholding. The Partnership or any Affiliate shall withhold from any payment due under any Award the amount of any applicable taxes payable in respect of the Award and to take such other action as may be necessary in the opinion of the Partnership or Affiliate to satisfy its withholding obligations for the payment of such taxes.

(c)   No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained in the employ of the Partnership or any Affiliate. Furthermore, the Partnership or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan, any Award agreement or other agreement.

(d)   Governing Law. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware without regard to its conflict of laws principles.

(e)   Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award,

EXHIBIT 10.1

or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(f)   Other Laws. The Committee may refuse to pay or delay the payment of the cash otherwise due on the vesting of an Award if, in its sole discretion, it determines that the payment of the Award would violate any applicable law or regulation, the rules of the principal securities exchange on which the Units are then traded, or entitle the Partnership or an Affiliate to recover the same under Section 16(b) of the Exchange Act.

(g)   No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Partnership or any participating Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Partnership or any participating Affiliate pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Partnership or any participating Affiliate.

(h)   Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(i)   Facility Payment. Any amounts payable hereunder to any person under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such person, or may be applied for the benefit of such person in any manner that the Committee may select, and the Partnership shall be relieved of any further liability for payment of such amounts.

(j)   Gender and Number. Words in the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

SECTION 9.   Compliance with Section 409A.

The Awards are intended, in general, to be exempt from Section 409A of the Code as "short-term" deferrals; however, if an Award is determined to not be so exempt, then, with respect to that Award:

(a)   the definitions and terms used in the Plan and that Award Agreement shall be interpreted as necessary to comply with the requirements of Section 409A of the Code, and

(b)   notwithstanding anything in the Plan or the Award Agreement to the contrary,

(i)   payment of the Award may not be made earlier than as permitted by Section 409A(a)(2) of the Code, i.e., a separation from service, death, a specified time (or fixed schedule) specified at the date of the deferral, or a "change of control event" as defined in the Treasury Regulations under Section 409A of the Code;

EXHIBIT 10.1

(ii)   the time or schedule of any payment under the Award may not be accelerated except as provided in regulations or guidance issued under Section 409A;

(iii)   no elections may be made by a Participant to defer compensation under the Award;

(iv)   no elections may be made by a Participant to change the time and form of payment under the Award; and

(v)   if payment of such Award would be subject to the provisions of Section 409A(a)(2)(B)(i), such payment shall be delayed and paid in a lump sum (without interest) on (x) the first day that is more than six months after the Participant's Termination of Employment or (y) the Participant's death, if earlier.

SECTION 10. <u>Term of the Plan</u>.

The Plan shall be effective on the date of its approval by the Board and shall continue until the date terminated by the Board or the Committee. Unless otherwise expressly provided in the Plan or in an applicable Award Agreement, however, any Award granted prior to such termination, and the authority of the Board or the Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.

EXHIBIT 10.2

Boardwalk Pipeline Partners
Unit Appreciation Rights and Cash Bonus Plan

Grant of UARs and Cash Bonus

Grantee: _____

Grant Date: _____, 20__

1.   **Grant of UARs**. Boardwalk Pipeline Partners, LP (the "Partnership") hereby grants to you _____ UARs under the Boardwalk Pipeline Partners Unit Appreciation Rights and Cash Bonus Plan (the "Plan") on the terms and conditions set forth herein. The initial Exercise Price per UAR is $_____. Each UAR includes a DER Adjustment provision, which reduces the Exercise Price by the amount of cash distributions made per Unit during the Restricted Period with respect to such UAR. The UAR Cap per UAR is $_____.

2.   **Grant of Cash Bonus**. The Partnership also hereby grants you a contingent Cash Bonus under the Plan in the amount of $_____.

3.   **Scheduled Payment Date**. Except as otherwise provided in Paragraph 4 below, the UARs and the Cash Bonus granted hereunder shall become payable on [insert specified date] (the "Scheduled Payment Date").

4.   **Events Occurring Prior to Scheduled Payment Date**.

   (a)   **Death or Disability**. If your Termination of Employment occurs prior to the Scheduled Payment Date and is due to your death or a disability that entitles you to benefits under a long-term disability plan of the Partnership or an Affiliate, a percentage of the UARs and the Cash Bonus then credited to you automatically will become vested and payable on your Termination of Employment (your "Early Payment Date"). Such vested percentage shall equal A÷B, where "A" is the number of days in the period beginning on the Grant Date and ending on your Termination of Employment, and "B" is **[insert the number of days in regular vesting period]**. The remaining percentage of the UARs and the Cash Bonus that do not become vested as provided in the preceding sentence automatically shall be cancelled unpaid on your Termination of Employment.

   (b)   **Retirement**. If your Termination of Employment occurs prior to the Scheduled Payment Date and is due to your Retirement, a percentage of the UARs and the Cash Bonus then credited to you automatically will become vested on your Termination of Employment, subject to your compliance with the Noncompetition and Nonsolicitation restrictions provided below, but will not be payable until the

EXHIBIT 10.2

Scheduled Payment Date with the payment amount determined as of the Scheduled Payment Date as provided in Paragraph 5 below. Such vested percentage shall equal A÷B, where "A" is the number of days in the period beginning on the Grant Date and ending on your Termination of Employment, and "B" is **[insert the number of days in regular vesting period]**. The remaining percentage of the UARs and the Cash Bonus that do not become vested as provided in the preceding sentence automatically shall be cancelled unpaid on your Termination of Employment. As used in this Agreement:

(i) "Retirement" means your Termination of Employment with the written consent of the Committee on or after reaching age 55 and having 10 or more years of continuous service with the Company and its Affiliates on your Termination of Employment; provided, however, you must file a written request for Retirement with the Committee at least 180 days prior to your desired retirement date, unless such 180-day period is waived in whole or in part by the Committee, in its sole discretion;

(ii) "Noncompetition" means that, during the period that any of your UARs or Cash Bonus amounts remain unpaid, you do not, directly or indirectly, for yourself or any other person or entity engage in, render any services to, or assist in any manner, without the written consent of the Committee, in the transportation or storage of natural gas (the "Business") in a geographic area in the United States where the Partnership or its subsidiaries or affiliates is conducting Business or seeking to conduct such Business; and

(iii) "Nonsolicitation" means, that during the period that any of your UARs or Cash Bonus amounts remain unpaid, you do not, directly or indirectly, for yourself or any other person or entity, request or solicit in any manner, without the written consent of the Committee, any employee of the Company or an Affiliate to terminate his or her employment with the Company or an Affiliate.

Unless provided otherwise in any written agreement with you, the Committee shall have the sole discretion to determine whether you terminated due to Retirement or have violated the Noncompetition restriction, and its determination shall be final.

(c) **Involuntary Termination other than for Cause**. If your Termination of Employment is prior to the Scheduled Payment Date and is by the Partnership or an Affiliate other than for Cause, then:

(i) if your Termination of Employment occurs within two years of the Grant Date, all UARs and the Cash Bonus then credited to you automatically will be forfeited in full without payment on your Termination of Employment, and

EXHIBIT 10.2

(ii) if your Termination of Employment occurs on or more than two years after the Grant Date, a percentage of the UARs and the Cash Bonus then credited to you automatically will become vested on your Termination of Employment and payable on your Termination of Employment (your "Early Payment Date"). Such vested percentage shall equal A÷B, where "A" is the number of days in the period beginning on the Grant Date and ending on your Termination of Employment, and "B" is **[insert the number of days in regular vesting period]**. The remaining percentage of the UARs and the Cash Bonus that do not become vested as provided in the preceding sentence automatically shall be cancelled unpaid on your Termination of Employment. As used herein, "Cause" shall have the meaning set forth in any written employment agreement between you and the Partnership or an Affiliate, if such an employment agreement exists and contains a definition of "cause"; otherwise Cause means (1) your conviction for (or plea of other than not guilty to) a felony under Federal law or the law of the state in which such action occurred, (2) dishonesty in the course of fulfilling your employment duties, (3) your willful and deliberate failure to perform your employment duties in any material respect, or (4) such other event(s) as shall be determined in good faith by the Committee. Unless otherwise provided in any written employment agreement with you, the Committee shall have the sole discretion to determine whether Cause exists, and its determination shall be final.

(d) **Other Terminations**. If your Termination of Employment occurs prior to the Scheduled Payment Date for any reason other than as provided in Paragraphs 4(a), (b) or (c) above, all UARs and the Cash Bonus amount then credited to you automatically shall be forfeited on your Termination of Employment without payment, unless and to the extent waived by the Committee, in its sole discretion.

5. **Payments**. On or as soon as reasonably practical following the earlier of the Scheduled Payment Date or, if applicable, your Early Payment Date (the earlier of the two dates being the "Payment Date"), and in no event later than the 15th day following the Payment Date, the Partnership shall pay you (a) with respect to each vested UAR, an amount of cash equal to the lesser of (i) the excess, if any, of (A) the Fair Market Value of a Unit as determined on the Payment Date over (B) the Exercise Price of the UAR on the Payment Date (as reduced by the DER Adjustment amount) and (ii) the UAR Cap, and (b) with respect to the contingent Cash Bonus, an amount of cash equal to the vested amount of the Cash Bonus, less the amount of all taxes the Partnership is required to withhold from such payments.

6. **Limitations Upon Transfer**. All rights under this Agreement shall belong to you alone and may not be transferred, assigned, pledged, or hypothecated by you in any way (whether by operation of law or otherwise), other than by will or the laws of descent and distribution and shall not be subject to execution, attachment, or similar process. Upon any attempt by you to transfer, assign, pledge, hypothecate, or otherwise dispose of such rights contrary to the provisions in this Agreement or the Plan, or upon the levy of any

EXHIBIT 10.2

attachment or similar process upon such rights, such rights shall immediately become null and void.

7.   **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Partnership and upon any person lawfully claiming under you.

8.   **Entire Agreement.** This Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the UARs and Cash Bonus granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect.

9.   **Plan Controls**. In the event of any conflict between the terms of this Agreement and the Plan, which is incorporated herein by reference as a part of this Agreement, the terms of the Plan, including, without limitation, Section 9(b)(v) thereof, shall control. A copy of the Plan is attached hereto. Capitalized terms used in this Agreement but not defined herein shall have the meanings ascribed to such terms in the Plan, unless the context requires otherwise.

10.   **Governing Law**. This grant shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of laws principles thereof.

BOARDWALK PIPELINE PARTNERS, L.P.
by its general partner, Boardwalk GP, LP
by its general partner, Boardwalk GP, LLC

By: _____

Name: _____

Title: _____